

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 10, 2015

Mr. Scott Beck
Chief Executive Officer
Woodland Holdings Corporation
13101 Preston Road, Suite 510
Dallas, TX 75240

> **Re:** **Woodland Holdings Corporation**
> **Registration Statement on Form 10**
> **Filed August 14, 2015**
> **File No. 000-55401**

Dear Mr. Beck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 7, 2015, relating to your prior registration statement on Form 10 that was subsequently withdrawn as of May 13, 2015.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   This filing will become effective automatically on October 13, 2015, 60 days after the date you initially filed it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if financial statements are not current or staff comments remain outstanding. If you conclude that you should withdraw your filing, you must file your request for withdrawal before the automatic effectiveness date.

Item 1. Business

Overview and Plan of Operations, page 2

2.   We note your response to prior comment 3; however, exhibit 21.1 of CornerWorld Corporation's Form 10-K filed on March 31, 2015 discloses that TinyDial is a subsidiary

of CornerWorld Corporation. Because TinyDial was not previously a direct subsidiary of Woodland Holdings Corp., please explain to us and disclose in your Form 10 the transactions preceding the spin-off that resulted, or will result, in Woodland Holdings Corp. becoming the parent of TinyDial.

Business Segments, page 2

3.   We note you deleted the disclosure that Phone Services and More holds an FCC 214 license. The disclosure appears in CornerWorld's Form 10-Q for the quarterly period ended March 31, 2015. Please tell us why you are no longer disclosing the existence of this license, which is described as a key asset to your business.

4.   In accordance with our prior comment 4, please expand your disclosure in the "Overview and Plan of Operation" to provide a more thorough description of your business. You should:
   - provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry;
   - discuss research and development activities with regard to Phone Services and More and T2 Communications; and
   - disclose the importance and duration of the patent held by TinyDial.

Item 2. Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2014 (audited) to the Year Ended December 31, 2013 (unaudited), page 7

5.   We note your response to prior comment 12. You disclosed in your Form 10 amendment filed on April 10, 2015 that the increase in telecommunications traffic from 2013 to 2014 at one of your largest customers occurred as a result of a new contract. It is unclear why this disclosure is no longer considered material. Please revise your disclosure and file the agreement, or advise.

Item 3. Properties, page 9

6.   We note the revisions in response to prior comment 14. The statement that the CEO is the company's largest shareholder appears inconsistent with the information in your beneficial ownership table. Please reconcile or advise.

Item 6. Executive Compensation, page 12

7.   We note that you deleted the table disclosing the outstanding equity awards at December 31, 2014, consisting of 200,000 shares underlying options held by Mr. McCrea. Please tell us why this disclosure is no longer applicable.

Executive Employment Agreements, page 12

8.   Please expand this section to clarify Mr. Beck's role at Woodland. Your current disclosure suggests that Mr. Beck will continue to be employed by another subsidiary of CWC after the spin-off.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 14

9.   We note that your Form 10 amendment filed on April 10, 2015, contained an audit report of Schumacher & Associates, Inc. with respect to your financial statements for the year ended April 30, 2013. Please tell us what consideration you gave to providing disclosure regarding a change in accountants pursuant to Item 14 of Form 10 and Item 304 of Regulation S-K.

Notes to Consolidated Financial Statements, page F-6

10.   Your disclosure on page 13 states that you have never declared or paid cash dividends on your common stock. Please explain in a footnote disclosure the nature of the line item "Return of capital to shareholder" that is present in each period in your statements of stockholders' equity on page F-4.

Note 3. Discontinued Operations, page F-9

11.   We note the disclosure in Note 3 on page 8 of CornerWorld Corporation's Form 10-Q for the quarterly period ended June 30, 2015, that the sale of T2's Michigan based operations were completed on March 31, 2015. Please tell us why this transaction is not reflected in the financial statements of Woodland Holdings. In this regard, we note your disclosure on page 6 that one of the reasons that revenue declined in the six month period ended June 30, 2015 is due to the cessation of services being provided to your Michigan based customers.

Scott Beck
Woodland Holdings Corporation
September 10, 2015
Page 4

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services